SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Mattress Firm Holding Corp.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

57722W106

(CUSIP Number)

Steinhoff International Holdings N.V.

Block D, De Wagenweg Office Park

Stellentia Road

Stellenbosch, South Africa

Attention: Stephanus Johannes Grobler

Telephone: +27 21 808 0700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Scott I. Sonnenblick

Peter Cohen-Millstein

Linklaters LLP

1345 Avenue of the Americas

New York, New York 10105

(212) 903-9000

August 6, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. 57722W106

1.	Names of Reporting Persons: Steinhoff International Holdings N.V.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 19,245,397 (1)

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,245,397 (1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 11 51.0% (2)

14.	Type of Reporting Person CO

(1)

Beneficial ownership of the common stock of the Mattress Firm Holding Corp. (“Mattress Firm”) is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such common stock as a result of the Tender and Support Agreements (as defined below) and the Support Agreements (as defined below) described in this Schedule 13D. The aggregate amount that may be beneficially owned by each Reporting Person consists of (i) the 13,599,280 shares of common stock subject to the Tender and Support Agreements, with respect to which the Reporting Persons may be deemed to have beneficial ownership and voting power and (ii) 5,646,117 shares that are subject to the Support Agreements, with respect to which the Reporting Persons may be deemed to have beneficial ownership, in each case as disclosed on lines 7-11 above and as described in this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any shares of common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed including pursuant to Rule 13d-4 under the Exchange Act.

(2)

Based on 37,718,175 shares of Mattress Firm common stock outstanding as of August 10, 2016 (including 483,886 shares of common stock subject to forfeiture conditions) as provided by Mattress Firm and set forth in the Schedule 14D-9 filed by Mattress Firm on the date hereof.

CUSIP No. 57722W106

1.	Names of Reporting Persons: Stripes US Holding, Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 19,245,397 (1)

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,245,397 (1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 11 51.0% (2)

14.	Type of Reporting Person CO

(1)

Beneficial ownership of the common stock of the Mattress Firm Holding Corp. (“Mattress Firm”) is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such common stock as a result of the Tender and Support Agreements (as defined below) and the Support Agreements (as defined below) described in this Schedule 13D. The aggregate amount that may be beneficially owned by each Reporting Person consists of (i) the 13,599,280 shares of common stock subject to the Tender and Support Agreements, with respect to which the Reporting Persons may be deemed to have beneficial ownership and voting power and (ii) 5,646,117 shares that are subject to the Support Agreements, with respect to which the Reporting Persons may be deemed to have beneficial ownership, in each case as disclosed on lines 7-11 above and as described in this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any shares of common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed including pursuant to Rule 13d-4 under the Exchange Act.

(2)

Based on 37,718,175 shares of Mattress Firm common stock outstanding as of August 10, 2016 (including 483,886 shares of common stock subject to forfeiture conditions) as provided by Mattress Firm and set forth in the Schedule 14D-9 filed by Mattress Firm on the date hereof.

CUSIP No. 57722W106

1.	Names of Reporting Persons: Stripes Acquisition Corp.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 19,245,397 (1)

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,245,397 (1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 11 51.0% (2)

14.	Type of Reporting Person CO

(1)

Beneficial ownership of the common stock of the Mattress Firm Holding Corp. (“Mattress Firm”) is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such common stock as a result of the Tender and Support Agreements (as defined below) and the Support Agreements (as defined below) described in this Schedule 13D. The aggregate amount that may be beneficially owned by each Reporting Person consists of (i) the 13,599,280 shares of common stock subject to the Tender and Support Agreements, with respect to which the Reporting Persons may be deemed to have beneficial ownership and voting power and (ii) 5,646,117 shares that are subject to the Support Agreements, with respect to which the Reporting Persons may be deemed to have beneficial ownership, in each case as disclosed on lines 7-11 above and as described in this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any shares of common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed including pursuant to Rule 13d-4 under the Exchange Act.

(2)

Based on 37,718,175 shares of Mattress Firm common stock outstanding as of August 10, 2016 (including 483,886 shares of common stock subject to forfeiture conditions) as provided by Mattress Firm and set forth in the Schedule 14D-9 filed by Mattress Firm on the date hereof.

SCHEDULE 13D

Item 1.                   Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Shares”), of Mattress Firm Holding Corp., a Delaware corporation (“Mattress Firm”). Mattress Firm’s principal executive offices are located at 5815 Gulf Freeway, Houston, Texas 77023.

Item 2.                   Identity and Background.

This Schedule 13D is being filed jointly on behalf of Steinhoff International Holdings N.V., a company incorporated under the laws of the Netherlands (Naamloze Vennootschap) (“Steinhoff”), Stripes US Holding, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Steinhoff (“HoldCo”), and Stripes Acquisition Corp., a Delaware corporation and a direct wholly-owned subsidiary of HoldCo (“Purchaser”). Steinhoff, HoldCo and Purchaser are collectively hereinafter referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 15 (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The principal executive office of each of Steinhoff, HoldCo and Purchaser is located at Block D, De Wagenweg Office Park, Stellentia Road, Stellenbosch 7600, South Africa. The telephone number at such office is +27 (21) 808 0700.

Steinhoff is an integrated retailer that manufactures, sources and retails furniture, household goods and general merchandise in Europe, Africa and Australasia. HoldCo and Purchaser were recently incorporated for the purpose of acquiring all of the issued and outstanding Shares and consummating the transactions contemplated by the Merger Agreement (defined in Item 4 below). To date, HoldCo and Purchaser have engaged and are expected to engage in no activities other than those incidental to the Offer (defined in Item 4 below), the Merger (defined in Item 4 below) and the Merger Agreement.

The name, business address and present principal occupation or employment of each director and executive officer of the Reporting Persons are set forth on Schedule A hereto and incorporated herein by reference. During the last five years, none of the Reporting Persons and, to the best knowledge of each of the Reporting Persons, none of the persons named on Schedule A has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                   Source and Amount of Funds or Other Consideration.

The Tender and Support Agreements described in Item 4 below (the terms of which are hereby incorporated by reference) were entered into by and among Steinhoff, HoldCo, Purchaser and certain stockholders associated with J.W. Childs Associates, Inc. (the “J.W. Childs Tender and Support Stockholders”). The Support Agreements described in Item 4 below were entered into by and among Steinhoff, HoldCo, Purchaser and certain investment funds and related entities affiliated with or managed by affiliates of Berkshire Partners Holdings LLC (the “Berkshire Funds”), or by and among Steinhoff, HoldCo, Purchaser and Dale R. Carlsen, a director of Mattress Firm, and certain trusts related to Mr. Carlsen, (the “Carlsen Stockholders” and together with the Berkshire Funds, the “Support Stockholders”). No Reporting Person paid any amount to the J.W. Childs Tender and Support Stockholders or the Support Stockholders in connection with the execution and delivery of any of the Tender and Support Agreements or the Support Agreements, as applicable, and as a result no funds were used for such purpose.

The total amount of funds required by Steinhoff to consummate the Offer (as defined below) described in Item 4 below (the terms of which are hereby incorporated by reference) and purchase all outstanding Shares in the Offer and to provide funding in connection with the Merger is approximately $2.4 billion, including related transaction fees and expenses. Steinhoff has access to, and will provide HoldCo and Purchaser with, sufficient funds to purchase all Shares validly tendered in the Offer and to fund Purchaser’s acquisition of the remaining Shares in the Merger.

Item 4.                   Purpose of Transaction.

Steinhoff, HoldCo and Purchaser entered into an Agreement and Plan of Merger, dated as of August 6, 2016 (the “Merger Agreement”), with Mattress Firm. The Merger Agreement provides, among other matters, that as soon as practicable following (and in no event later than the business day following) the consummation of the Offer (the “Offer Closing”) and the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Purchaser will merge with and into Mattress Firm (the “Closing” of the “Merger”), with Mattress Firm continuing as the surviving corporation in the Merger and becoming a direct, wholly-owned subsidiary of HoldCo (the “Surviving Corporation”). At the effective time of the Merger (the “Effective Time”), each Share then issued and outstanding (other than (i) treasury Shares, (ii) Shares owned by Steinhoff or Mattress Firm or any direct or indirect, wholly-owned subsidiary of Steinhoff or Mattress Firm and (iii) Shares held by a Mattress Firm stockholder who is entitled to demand, properly demands and is entitled to maintain a judicial proceeding for appraisal of such Shares pursuant to Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”)) will be cancelled and converted into the right to receive a purchase price of $64.00 per Share (the “Offer Price”) in cash and without interest (the “Merger Consideration”). Stockholders who validly exercise appraisal rights under Delaware law will be entitled to receive a judicially determined fair value for their Shares, which value could be more or less than the Merger Consideration.

In connection with the Merger Agreement, the J.W. Childs Tender and Support Stockholders, who collectively beneficially own approximately 36.1% of the outstanding Shares, each solely in their respective capacities as stockholders of Mattress Firm entered into a tender and support agreement (collectively, the “Tender and Support Agreements”) with Steinhoff, HoldCo and Purchaser. Each Tender and Support Agreement provides that, absent the occurrence of certain events (being the termination of the Offer or the Tender and Support Agreement or the occurrence of certain adverse modifications of the recommendation of Mattress Firm’s board of directors in favor of the Offer and the Merger), the applicable J.W. Childs Tender and Support Stockholder will tender all of the Shares held by it in the Offer. Each Tender and Support Agreement also provides that, in connection with any meeting of stockholders of Mattress Firm, or any action by written consent, the applicable J.W. Childs Tender and Support Stockholder grants Steinhoff a proxy to vote all of the Shares held by it: (i) in favor of the Merger or in any other transaction pursuant to which Steinhoff proposes to acquire Mattress Firm in which the consideration is equal to or greater than the consideration to be received in the Offer; and (ii) against any action or agreement which would impede or interfere with the Offer or the Merger. Pursuant to each Tender and Support Agreement, in the event that (i) Steinhoff increases the Offer Price above $64.00 per share, or (ii) Mattress Firm is obligated to pay a termination fee and an acquisition proposal from a third party at a price higher than the Offer Price occurs within one year of commencement of the Offer, Steinhoff is entitled to receive from the applicable J.W. Childs Tender and Support Stockholder 90% of all profits above the Offer Price received by it in respect of the Shares, subject to its Tender and Support Agreement. Each Tender and Support Agreement, other than the profit sharing provisions described in clause (ii) above, terminates upon certain events, including completion of the Merger or certain adverse modifications or termination of the Merger Agreement pursuant to its terms.

Furthermore, in connection with the Merger Agreement, the Berkshire Funds, who collectively own approximately 13.9% of the outstanding Shares, and the Carlsen Stockholders, who collectively own approximately 1.0% of the outstanding Shares, solely in their respective capacities as stockholders of Mattress Firm, separately entered into support agreements (the “Support Agreements”) with Steinhoff, HoldCo and Purchaser. Each Support Agreement provides that the applicable Support Stockholder will vote all of the Shares held by such Support Stockholder in connection with any meeting of stockholders of Mattress Firm, or any action by written consent, against any action or agreement which would impede or interfere with the Offer or the Merger. Pursuant to the Support Agreements, in the event that (i) Steinhoff increases the Offer Price above $64.00 per Share or (ii) Mattress Firm is obligated to pay a termination fee and an acquisition proposal from a third party at a price higher than the Offer Price occurs within one year of commencement of the Offer, Parent is entitled to receive from each Support Stockholder 90% of all profits above the Offer Price received by it in respect of the Shares subject to its Support Agreement. The Support Agreements, other than the profit sharing provisions described in clause (ii) above, terminate upon certain events, including completion of the Merger or certain adverse modifications or termination of the Merger Agreement pursuant to its terms.

Schedule B lists the stockholders who are parties to the Tender and Support Agreements or the Support Agreements, as applicable, and the number of Shares that are beneficially held by each of such stockholders and are subject to this Schedule 13D.

The Merger Agreement provides that: (i) the certificate of incorporation of Mattress Firm, as in effect immediately prior to the Effective Time, will be amended and restated as of the Effective Time to be in the form of the certificate of incorporation of Purchaser (except with respect to the name of the company), and as so amended and restated will be the certificate of incorporation of the Surviving Corporation until thereafter amended and (ii) the bylaws of Mattress Firm, as in effect immediately prior to the Effective Time, will be amended and restated as of the Effective Time to be in the form of the bylaws of Purchaser (except with respect to the name of the company), and such bylaws, as so amended and restated, will be the bylaws of the Surviving Corporation until thereafter amended.

The Merger will be governed by and effected under Section 251(h) of the DGCL. Accordingly, after the Offer Closing and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Purchaser, Steinhoff, HoldCo and Mattress Firm will cause the Closing of the Merger to take place as soon as practicable without a meeting of stockholders of Mattress Firm in accordance with Section 251(h) of the DGCL. Following the Merger, the directors of Purchaser immediately prior to the Effective Time will be the directors of the Surviving Corporation, and the officers of Mattress Firm immediately prior to the Effective Time will be the officers of the Surviving Corporation.

The foregoing descriptions of the Merger Agreement, the Tender and Support Agreements and the Support Agreements are qualified in their entirety by reference to the full terms of the Merger Agreement, the Tender and Support Agreements and the Support Agreements, which are filed as Exhibits 1 to 14 and are incorporated herein by reference.

Following the Merger, the Shares will no longer be traded on the NASDAQ Global Select Market, there will be no public market for the Shares and registration of the Shares under the Exchange Act will be terminated.

The purpose of the Tender and Support Agreements and the Support Agreements is to facilitate the acquisition of Shares in the Offer and the consummation of the Merger. The purpose of the Offer and the Merger is to acquire control of, and the entire equity interest in, Mattress Firm.

Item 3 is incorporated by reference into this Item 4.

Except as set forth in this Schedule 13D and in connection with the Offer and the Merger described above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.                   Interest in Securities of the Issuer.

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 4 is incorporated herein by reference.

(a)-(b) As a result of the Tender and Support Agreements, Steinhoff, HoldCo and Purchaser may be deemed to have the power to vote up to 13,599,280 Shares (or approximately 36.1% of all issued and outstanding Shares as of August 10, 2016) in favor of approval of the Merger or in connection with certain other matters described in Item 3 above, and thus, each Reporting Person may be deemed to be the beneficial owner of those 13,599,280 Shares. Furthermore, as a result of the Support Agreements, Steinhoff, HoldCo and Purchaser may be deemed to have the power to cause up to an additional 5,646,117 Shares (or approximately 15.0% of all outstanding Shares as of August 10, 2016) to support the Offer and the Merger, and thus, each Reporting Person may be deemed to be the beneficial owner of those 5,646,117 Shares, and, together with the 13,599,280 Shares referred to above, a total of 19,245,397 Shares (or approximately 51.0% of all issued and outstanding Shares as of August 10, 2016).

Due to the nature of the Tender and Support Agreements and the Support Agreements as described above, one or more of the Reporting Persons, the J.W. Childs Tender and Support Stockholders and the Support Stockholders (together, the “Parties”) may be deemed, individually or as part of one or more  “groups” (within the meaning of Section 13(d)(3) of the Exchange Act), to beneficially own the Shares beneficially owned by another Party individually. The Reporting Persons do not affirm membership in, and expressly disclaim that they have agreed to act as, a “group” (within the meaning of Rule 13(d)-5 of the Exchange Act) with any of the other Parties or any other person. This Schedule 13D shall not be construed as acknowledging that any of the Parties is a member of a group with any of the other Parties or any other person.

All Shares that might be deemed to be beneficially owned by the Reporting Persons constitute approximately 51.0% of the issued and outstanding Shares as of August 10, 2016 (as provided by Mattress Firm and set forth in the Schedule 14D-9 filed by Mattress Firm on the date hereof). This calculation is based on 37,718,175 Shares outstanding as of August 10, 2016 (including 483,886 shares of common stock subject to forfeiture conditions) as provided by Mattress Firm and set forth in the Schedule 14D-9 filed by Mattress Firm on the date hereof.

The Reporting Persons (i) are not entitled to any rights as a stockholder of Mattress Firm as to the Shares covered by the Tender and Support Agreements and the Support Agreements, except as otherwise expressly provided in the Tender and Support Agreements and the Support Agreements, and (ii) disclaim all beneficial ownership of such Shares.

Except as set forth in this Item 5, none of the Reporting Persons and, to the best knowledge of such Reporting Persons, no person named in Schedule A hereto, beneficially owns any Shares of Mattress Firm.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Shares referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)  Except as set forth in this Item 5, to the best knowledge of the Reporting Persons, no Reporting Person nor any other person listed in Schedule A hereto has effected any transaction in the Shares during the past 60 days.

(d)  To the best knowledge of the Reporting Persons, no other person has the right to receive dividends from, or the proceeds from the sale of, the Shares referred to in this Item 5.

(e)  Not applicable.

Item 6.                   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 of this Schedule 13D is incorporated herein by reference. Except for the agreements described in this Schedule 13D, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Schedule A hereto, or between such persons and any other person, with respect to any securities of Mattress Firm, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                   Material to be Filed as Exhibits.

Exhibit Number	Exhibit Name
1.

Agreement and Plan of Merger, dated as of August 6, 2016, among Mattress Firm, Steinhoff, HoldCo and Purchaser (incorporated by reference to Exhibit (d)(1) to the Schedule TO-T filed by Steinhoff on the date hereof)

2.

Tender and Support Agreement, dated as of August 6, 2016, by and among Steinhoff, HoldCo, Purchaser and JWC Mattress Holdings, LLC (incorporated by reference to Exhibit (d)(2) to the Schedule TO-T filed by Steinhoff on the date hereof)

3.

Tender and Support Agreement, dated as of August 6, 2016, by and among Steinhoff, HoldCo, Purchaser and Winter Street Opportunities Fund, L.P. (incorporated by reference to Exhibit (d)(3) to the Schedule TO-T filed by Steinhoff on the date hereof)

4.

Tender and Support Agreement, dated as of August 6, 2016, by and among Steinhoff, HoldCo, Purchaser and JWC Fund III Co-Invest, LLC (incorporated by reference to Exhibit (d)(4) to the Schedule TO-T filed by Steinhoff on the date hereof)

5.

Tender and Support Agreement, dated as of August 6, 2016, by and among Steinhoff, HoldCo, Purchaser and John W. Childs 2013 Charitable Remainder Trust (incorporated by reference to Exhibit (d)(5) to the Schedule TO-T filed by Steinhoff on the date hereof)

6.

Support Agreement, dated as of August 6, 2016, by and among Steinhoff, HoldCo, Purchaser and Berkshire Fund VIII, L.P. (incorporated by reference to Exhibit (d)(6) to the Schedule TO-T filed by Steinhoff on the date hereof)

7.

Support Agreement, dated as of August 6, 2016, by and among Steinhoff, HoldCo, Purchaser and Berkshire Fund VIII-A, L.P. (incorporated by reference to Exhibit (d)(7) to the Schedule TO-T filed by Steinhoff on the date hereof)

8.

Support Agreement, dated as of August 6, 2016, by and among Steinhoff, HoldCo, Purchaser and Berkshire Investors III LLC (incorporated by reference to Exhibit (d)(8) to the Schedule TO-T filed by Steinhoff on the date hereof)

9.

Support Agreement, dated as of August 6, 2016, by and among Steinhoff, HoldCo, Purchaser and Berkshire Investors IV LLC (incorporated by reference to Exhibit (d)(9) to the Schedule TO-T filed by Steinhoff on the date hereof)

10.

Support Agreement, dated as of August 6, 2016, by and among Steinhoff, HoldCo, Purchaser and Stockbridge Absolute Return Fund, L.P. (incorporated by reference to Exhibit (d)(10) to the Schedule TO-T filed by Steinhoff on the date hereof)

11.

Support Agreement, dated as of August 6, 2016, by and among Steinhoff, HoldCo, Purchaser and Stockbridge Fund, L.P. (incorporated by reference to Exhibit (d)(11) to the Schedule TO-T filed by Steinhoff on the date hereof)

12.

Support Agreement, dated as of August 6, 2016, by and among Steinhoff, HoldCo, Purchaser and Stockbridge Master Fund (OS), L.P. (incorporated by reference to Exhibit (d)(12) to the Schedule TO-T filed by Steinhoff on the date hereof)

13.

Support Agreement, dated as of August 6, 2016, by and among Steinhoff, HoldCo, Purchaser and Stockbridge Partners LLC (incorporated by reference to Exhibit (d)(13) to the Schedule TO-T filed by Steinhoff on the date hereof)

14.

Support Agreement, dated as of August 6, 2016, by and among Steinhoff, HoldCo, Purchaser, Dale R. Carlsen, Dale R. Carlsen Stock Trust U.D.T. August 5, 1997 and Dale R. Carlsen Family Revocable Trust (incorporated by reference to Exhibit (d)(14) to the Schedule TO-T filed by Steinhoff on the date hereof)

15.	Joint Filing Agreement, dated as of the date hereof, by and among Steinhoff, HoldCo and Purchaser

SIGNATURE

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2016

Stripes Acquisition Corp.

By:	/s/ Andries Benjamin la Grange
	Name:	Andries Benjamin la Grange
	Title:	Treasurer

Stripes US Holding, Inc.

By:	/s/ Andries Benjamin la Grange
	Name:	Andries Benjamin la Grange
	Title:	Treasurer

Steinhoff International Holdings N.V.

By:	/s/ Andries Benjamin la Grange
	Name:	Andries Benjamin la Grange
	Title:	Chief Financial Officer

SCHEDULE A

Steinhoff International Holdings N.V.

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director (referred to below as a member of the Supervisory Board) and executive officer (referred to below as a member of the Management Board) of Steinhoff are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with Steinhoff. Unless otherwise indicated, the business address of each director and executive officer of Steinhoff is Block D, De Wagenweg Office Park, Stellentia Road, Stellenbosch 7600. Each director and executive officer of Steinhoff is a citizen of South Africa, except for Mr. Daun (German), Mr. Steinhoff (German), Ms. Krüger-Steinhoff (German) and Mr. Guibert (French).

Name	Age	Current Principal Occupation or Employment and Employment History
Management Board
Markus Johannes Jooste	55	Mr. Jooste was appointed as a director of the management board of Steinhoff in November 2015.

Chief Executive Officer

In 1988, Mr. Jooste joined Gommagomma Holdings Proprietary Limited (now Steinhoff Africa Holdings Proprietary Limited) as financial director. In 1998, Mr. Jooste was appointed as executive director and took responsibility for the European operations of the Steinhoff group and also for directing the group’s international marketing and financial disciplines. In 2000, Mr. Jooste was appointed group managing director of Steinhoff International and chairman of Steinhoff Africa and as chief executive officer for the group’s northern hemisphere operations. Mr. Jooste also serves on the boards of various unlisted group companies, including Conforama Holdings S.A., and the following listed companies: PSG Group Limited (member of the remuneration committee), KAP Industrial Holdings Limited, and Phumelela Gaming and Leisure Limited (member of the remuneration committee).

Daniel Maree van der Merwe	58	Mr. van der Merwe was appointed as a director of the management board of Steinhoff in November 2015.

Chief Operating Officer

Mr. van der Merwe was admitted as an attorney of the High Court of South Africa in 1986 and practiced as an attorney specializing in the commercial and labor law fields. In 1990, Mr. van der Merwe joined the Roadway Transport Group and was instrumental in developing the strategic direction and growth of this group. In early 1998, following the merger of Roadway Transport Group with Steinhoff Africa, Mr. van der Merwe joined the Steinhoff group. He previously acted as chief executive officer for Steinhoff’s southern hemisphere operations and was appointed as group chief operating officer on March 5, 2013. Mr. van der Merwe holds several other appointments within the group and currently serves on the boards of Steinhoff Asia Pacific Limited, Steinhoff UK Holdings Limited, and KAP Industrial Holdings Limited (member of the human resources and remuneration and the nomination committees).

Andries Benjamin (Ben) la Grange	41	Mr. la Grange was appointed as a director of the management board of Steinhoff in November 2015. Mr. la Grange completed his articles with PricewaterhouseCoopers Inc. and spent two

Chief Financial Officer

and a half years in their international and corporate tax division. He joined Steinhoff in 2003 as manager of the corporate tax division, whereafter he moved to the Steinhoff corporate finance division before his appointment as chief financial officer for the group’s southern hemisphere operations. In 2009, Mr. la Grange was appointed as an alternate director to the Steinhoff International board and was appointed as group chief financial officer on March 5, 2013. He also serves on the boards of KAP Industrial Holdings Limited and is an alternate director of PSG Group Limited.

Supervisory Board
Christoffel Hendrik (Christo) Wiese	74

Dr. Wiese was appointed as a Supervisory Board director of Steinhoff in November 2015 and as Chairman of the Supervisory Board in May 2016. He previously served as an independent non-executive director to the Steinhoff International Holdings Limited board, having first been appointed on March 5, 2013.

Chairman

He practiced at the Cape Bar in the 1970s before joining Pepkor Holdings, of which he has been the chairperson and controlling shareholder since 1981. In addition, he acts as chairman and controlling shareholder of Shoprite Holdings Limited, Invicta Holdings Limited, Tradehold Limited and Brait SA Limited, and he is a former chairman of the Industrial Development Corporation. Dr. Wiese has served on the boards of many listed companies over the years and is a past director of the South African Reserve Bank. He is a member of the Steinhoff nomination committee.

Deenadayalen (Len) Konar	62	Dr. Konar is the deputy chairman of the Supervisory Board of Steinhoff, having been appointed as a Supervisory Board director in November 2015.
Deputy Chairman

Dr. Konar, having been appointed to the Steinhoff International Holdings Limited board in 1998, was appointed chairman of the board in September 2008 and held various committee positions, including chairman of the audit committee. He acted as chairman of the Supervisory Board for the period November 30, 2015 to May 31, 2016 and is currently chairman of the governance and nomination committees and a member of the audit and human resources and remuneration committees.

Dr. Konar is an independent consultant and professional director. Prior positions include executive director of internal audit portfolio and head of investments at the Independent Development Trust, and professor and head of the department of accountancy at the University of Durban-Westville. He is a past patron of the Institute of Internal Auditors South Africa, and a member of the King Committee on Corporate Governance in South Africa, the Corporate Governance Network and the Institute of Directors. He was appointed chairperson of the ministerial panel for the review of the regulation of accountants and auditors in South Africa in 2003 and served as chairman of the audit committee of the International Monetary Fund. Dr. Konar is also a non-executive director of Lonmin plc, Alexander Forbes Equity Holdings Limited, Mustek Limited, Illovo Sugar Limited, Sappi Limited, Exxaro Resources Limited and Yeboyethu Limited.

Stefanes Francois (Steve) Booysen	53

Dr. Booysen was appointed to the Steinhoff International Holdings Limited board as an independent non-executive director in September 2009 and as a Supervisory Board director of Steinhoff in November 2015.

He completed his articles with Ernst & Young and acted as lecturer at the University of South Africa. In 2006, he was appointed as council member of the University of Pretoria. Dr. Booysen is the former group chief executive officer of Absa Group Limited. He also serves on the boards of Clover Limited, JD Group Limited, Senwes Limited and Vukile Property Fund Limited. Dr. Booysen is the chairman of Steinhoff’s audit committee and a member of the human resources and remuneration committee.

Claas Edmund Daun	73

Mr. Daun was appointed as a Supervisory Board director in November 2015, having first been appointed as an independent non-executive director of Steinhoff International Holdings Limited in 1998. He served as deputy chairman of the Supervisory Board for the period November 30, 2015 to May 31, 2016 and is currently a member of the nomination committee.

Mr. Daun has extensive experience in management and investments worldwide and is a corporate investor in several industries. Mr. Daun was instrumental in developing the KAP businesses and acted as chairman of KAP Industrial Holdings Limited for many years. Mr. Daun resigned from the KAP board on June 25, 2012. He is currently a member of the board of Daun and Cie AG, chairman of the boards of KAP AG, Stöhr AG and Mehler AG, and holds several other directorships. Mr. Daun is honorary consul of South Africa in Lower Saxony, Germany. He holds a master’s degree in business commerce from the University of Cologne and qualified as a chartered accountant in 1975.

Thierry Louis Joseph Guibert	45

Mr. Guibert was appointed as a Supervisory Board director in November 2015.

After graduating from the Reims Business School, Mr. Guibert began his career in 1995 as an auditor at KPMG. He then joined the previous holding company of Conforama, the French listed PPR Group (now known as Kering), in 1999. Following various financial positions held within PPR, Mr. Guibert was appointed as chief financial officer and chief operating officer of FNAC, a European retailer within the same group. Since 2008, Mr. Guibert held the position of chairman and chief executive officer of Conforama, which was acquired by Steinhoff in March 2011. He was appointed to the board of Steinhoff International Holdings Limited as an executive director in May 2011 and, following his resignation from Conforama in 2014, continued to serve on the board as a non-executive director.

Angela Krüger-Steinhoff	45

Ms. Krüger-Steinhoff was appointed as a Supervisory Board director in November 2015, having previously been appointed as an alternate non-executive director of the Steinhoff International Holdings Limited board in December 2007.

Ms. Krüger-Steinhoff obtained a degree in Economic Science in 1997 at the European business school, Oestrich-winkel, Germany. She joined the Steinhoff group in 1997 as a financial manager. In 1999, she was seconded to act as managing director of the Australian operations. She resigned from the group at the end of 2005 and now attends to the Steinhoff family investments. She has more than 10 years’ experience in the industry, with specific knowledge of and extensive experience in management and investments globally. Ms. Krüger-Steinhoff also holds a position on the advisory committees of Oldenburgische Landesbank AG, HSH Nordbank AG and Commerzbank AG in Germany.

Marthinus Theunis (Theunie) Lategan	59

Dr. Lategan was appointed as a Supervisory Board Member in November 2015, having previously served as an independent non-executive director on the Steinhoff International Holdings Limited board since September 2011.

Since 2007, Dr. Lategan has served as a member of the council of the University of the Witwatersrand, Johannesburg. He lectured in accounting and taxation at the University of Johannesburg until 1987, after which he returned to practice at PricewaterhouseCoopers Inc. He joined Rand Merchant Bank in 1994 and later became head of their structured finance unit. In 1999 he became chief executive officer for the corporate banking unit of First National Bank. In 2004 he was appointed to the executive management committee of the FirstRand Group and served on various committees. In 2005, Dr. Lategan was appointed chief executive officer for FirstRand Africa and Emerging Markets and, in 2007, he relocated to India to set up FirstRand Banking Group, India. He retired from the FirstRand Group in July 2010. He serves as vice chairman for Absa Corporate and previously acted as chairman of RARE Holdings Limited, an AltX-listed company. In addition to his appointment as an independent non-executive director, Dr. Lategan is the chairman of Steinhoff’s human resources and remuneration committee and a member of the audit committee.

Heather Joan Sonn	44

Ms. Sonn was appointed as a Supervisory Board director in November 2015, having previously served as an independent non-executive director of Steinhoff International Holdings Limited since December 2013.

On completion of her studies in 1997, Ms. Sonn joined Merrill Lynch New York as an investment banking analyst.

She returned to South Africa in 1999 and took up a position with Sanlam Investment Management in Cape Town. Ms. Sonn has served as chief executive for Legae Securities, deputy chief executive for WIP Capital, chief executive for The Citizens Movement, is a former director of Strate and was instrumental in building the basis for Barclays’ global integrated bank initiative while at Barclays Bank plc. She currently serves on the board of Gamiro Investment Group, Prescient Limited and as an alternate director for Macsteel Service Centres SA Limited. She is also a fellow and moderator of the Aspen Institute’s Global Leadership Network.

Bruno Ewald Steinhoff	78

Mr. Steinhoff is the founder of the Steinhoff group and was chairman of Steinhoff International Holdings Limited until the end of September 2008. He was appointed as a Supervisory Board director of Steinhoff in November 2015.

He relinquished executive duties with effect from 1 April 2008, and continues serving as a non-executive director, assisting with special projects for the group. After studying industrial business, Mr. Steinhoff started his furniture trade and distribution business in Westerstede, Germany, in June 1964. During this period, he also gained furniture retail experience, having spent three years in Berlin. In 1971, he expanded the business into manufacturing, with the first upholstery factory in Remels. During the 1980s, Mr. Steinhoff acquired interests in central and eastern Europe and in a joint venture in South Africa with Claas Daun involving Gommagomma Holdings. He has more than 49 years’ experience in the furniture business and more than 40 years’ manufacturing experience. July 1, 2014 marked Mr. Steinhoff’s 50th year in the industry.

Johan Van Zyl	59

Dr. Van Zyl was appointed as a Supervisory Board director on May 30, 2016.

Dr. Van Zyl lectured at the University of Pretoria (Department of Agricultural Economics) where he held several positions, including Vice Chancellor and Principal from 1997 to July 2001, when he joined Santam Limited, as Chief Executive Officer. He was group Chief Executive Officer of Sanlam Limited from 2003 until 2016 and remains a non-executive director, also serving on the boards of Sanlam Life Insurance Limited and Santam Limited. Dr. Van Zyl is also Chairman of ASISA, serves as a Council Member of the University of Pretoria and is Chairman of the Vumelana Advisory Fund.

He has also consulted and served as part time lecturer to several universities and organisations including Michigan State University, USAID and the Agricultural and Natural Resources Department, World Bank (Washington DC) and as member to a number of Governmental Committees and other associations. He is the recipient of numerous awards, including the Sunday Times Business Leader of the year award in 2014 and the South African AABLA award as Business Leader of the year in 2015.

Jacob Daniel Wiese	35

After completing his LLB at UCT in 2008 and his pupillage at the Cape Bar, Mr. Wiese was admitted as an advocate of the High Court of South Africa in 2009. He joined the investment committee of the Titan Group in 2010. Mr. Wiese is as an independent non-executive director of Fairvest Property Holdings Limited and serves on the boards of various publicly listed companies and is also an alternate and/or non-executive director of Shoprite Holdings, Pepkor Holdings, Invicta Holdings and Tradehold. Mr. Wiese is also extensively involved in the management of Lourensford Wine Estate. He was appointed as a Supervisory Board director on May 30, 2016.

SCHEDULE A

Stripes US Holding, Inc.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of HoldCo are set forth below. If no business address is given, the director’s or executive officer’s business address is Block D, De Wagenweg Office Park, Stellentia Road, Stellenbosch 7600. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to HoldCo. Directors are identified by an asterisk.

Name	Age	Current Principal Occupation or Employment and Employment History
Markus Johannes Jooste President*	55	See response for Steinhoff.
Andries Benjamin la Grange Treasurer*	41	See response for Steinhoff.
Stephanus (Stéhan) Johannes Grobler Secretary*	56

Mr. Grobler was appointed company secretary in December 1999 and to the board of Steinhoff International Holdings Limited in 2005 (alternate director) — he became a director in May 2009. Mr. Grobler is an Executive Director of, and heads, the Group Treasury and Financing Activities, as well as the Governance and Secretarial departments, for the Steinhoff group. He acts as director to various group companies. Mr. Grobler was admitted as an attorney of the High Court of South Africa in 1989.

SCHEDULE A

Stripes Acquisition Corp.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Purchaser are set forth below. If no business address is given, the director’s or executive officer’s business address is Block D, De Wagenweg Office Park, Stellentia Road, Stellenbosch 7600. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Purchaser. Directors are identified by an asterisk.

Name	Age	Current Principal Occupation or Employment and Employment History
Markus Johannes Jooste President*	55	See response for Steinhoff.
Andries Benjamin la Grange Treasurer*	41	See response for Steinhoff.
Stephanus (Stéhan) Johannes Grobler Secretary*	56	See response for HoldCo.

SCHEDULE B

Stockholders and Subject Shares

Company Stockholder	Subject Shares
J.W. Childs Associates, L.P.
John W. Childs 2013 Charitable Remainder Trust	326,251
JWC Fund III Co-Invest, LLC	18,787
JWC Mattress Holdings, LLC	12,713,589
Winter Street Opportunities Fund, L.P.	540,653
Total	13,599,280
Berkshire Partners LLC
Berkshire Fund VIII, L.P.	1,687,158
Berkshire Fund VIII-A, L.P.	701,028
Berkshire Investors III LLC	29,550
Berkshire Investors IV LLC	27,544
Stockbridge Absolute Return Fund, L.P.	6,412
Stockbridge Fund, L.P.	2,106,703
Stockbridge Master Fund (OS), L.P.	187,154
Stockbridge Partners LLC	507,952	(1)
Total	5,253,501
Dale R. Carlsen
Dale R. Carlsen Stock Trust U.D.T August 5, 1997	389,764
Dale R. Carlsen Family Revocable Trust	382
Dale R. Carlsen	2,470
Total	392,616
Grand Total	19,245,397

(1)                                 Number of shares held on behalf of certain other accounts.